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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A

                               (AMENDMENT NO. 4)

               Solicitation/Recommendation Statement Pursuant to

            Section 14(d)(4) of the Securities Exchange Act of 1934

                            ------------------------

                               BRC HOLDINGS, INC.

                           (Name of Subject Company)

                            ------------------------

                               BRC HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)

                            ------------------------

                          COMMON STOCK $.10 PAR VALUE

                         (Title of Class of Securities)

                                  227174-10-9

                     (CUSIP Number of Class of Securities)

                            ------------------------

                              JERROLD L. MORRISON
                     PRESIDENT AND CHIEF OPERATING OFFICER
                               BRC HOLDINGS, INC.
                      1111 W. MOCKINGBIRD LANE, SUITE 1400
                            DALLAS, TEXAS 75247-5014

                                 (214) 688-1800

            (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                WITH COPIES TO:

         JEFFERY M. SONE, ESQ.                  CHARLES S. GILBERT, ESQ.
          ARTER & HADDEN, LLP                     JACKSON WALKER L.L.P
     1717 MAIN STREET, SUITE 4100              901 MAIN STREET, SUITE 6000
         DALLAS TX 75201-4605                      DALLAS, TEXAS 75202
            (214) 761-2100                           (214) 953-6000

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    This Amendment No. 4 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Statement") relates to the tender offer (the "Offer")
disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 23, 1998
(the "Schedule 14D-1") of ACS Acquisition Corporation, a Delaware corporation
(the "Purchaser") and a wholly-owned subsidiary of Affiliated Computer Services,
Inc., a Delaware corporation ("ACS"), for 8,704,238 shares of Common Stock, par value $.10 per share (the "Shares"), of the Company. The purpose of this
Amendment No. 4 is to amend and supplement Items 3, 4, 8 and 9 of the Schedule
14D-9 as described below.

ITEM 3. IDENTITY AND BACKGROUND.

    Item 3 is hereby amended and supplemented by the addition of the following:


    As previously described in Item 4 of Schedule 14D-9, over the preceding three years, Paul Stoffel, in his capacity as Chairman of Paul Stoffel Capital
Corp., contacted certain third parties regarding the possibility of entering into a material business transaction involving the Company and engaged in certain other activities with regard thereto. As described in Item 3 of the
Schedule 14D-9, Mr. Stoffel undertook these activities with the expectation of receiving compensation should his efforts result in a transaction, although no written contract regarding these matters was entered into between Mr. Stoffel and the Company until October 18, 1998. During May of 1998, P. E. Esping, the
Chairman of the Board and Chief Executive Officer of the Company, suggested that the Company's Board consider retaining a nationally recognized investment banking concern for the purpose of soliciting acquisition proposals for the Company. The Board authorized Mr. Esping to interview investment banking firms and to report to the Board his recommendation regarding whether or not to retain such a firm. In the event that the Company were to have retained an investment banking concern, it was the Board's expectation that Mr. Stoffel would continue to be authorized to seek potential bidders for the Company and receive compensation should his efforts result in a transaction. It was the Board's expectation, however, that Mr. Stoffel would not receive compensation in the event that the Company engaged in a transaction with a third party attracted solely as a result of the efforts of investment bankers retained by the Company.
Mr. Stoffel also believed that he was unlikely to receive any compensation for a transaction arising solely from the efforts of any third party investment banking firm. Prior to his death on June 30, 1998, Mr. Esping conducted an interview with at least one, and possibly as many as three, nationally recognized investment banking firms, but did not transmit any recommendation to the Board of the Company regarding this matter before he died. Following Mr.
Esping's death, the Board continued to believe that interviewing investment bankers to assist with a possible sale of the Company was appropriate. However, no further steps were taken by or on behalf of the Company to retain investment bankers to solicit interest from third parties regarding a transaction with the Company.



    Prior to his death, Mr. Esping was the Company's principal representative in conducting discussions with third parties regarding a potential business transaction with the Company, including discussions with ACS. Following Mr.
Esping's death, Mr. Stoffel became responsible for supervising the Company's contacts with all third parties regarding possible transactions, including contacts with third parties not initially identified by Mr. Stoffel. In that role, Mr. Stoffel was the Company's principal representative in the negotiations between the Company and ACS, which resulted in the Offer. As previously disclosed in Item 3 of Schedule 14D-9, Mr. Stoffel expected to receive compensation if his efforts resulted in a transaction between ACS and the Company.


ITEM 4. THE SOLICITATION AND OR RECOMMENDATION.

    Item 4(a) is hereby amended and supplemented by the addition of the following:

    As previously disclosed in Item 4 of Schedule 14D-9, ACS proposed, on July
1, 1998, to acquire the Company for $21.00 per Share, subject to satisfactory due diligence, negotiation of a definitive merger agreement and approval of the respective Boards of Directors of ACS and the Company. In anticipation of

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an offer from ACS, on or about July 2, 1998, Mr. Stoffel first contacted
Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to discuss engaging that firm to render an opinion regarding the fairness, from a financial point of view, to the stockholders of the Company of the consideration to be received in a business combination between the ACS and the Company. DLJ indicated that it would begin work in anticipation of a meeting of the Company's Board to occur the following week. In connection with its efforts, DLJ discussed with Mr.
Stoffel his efforts to attract the interest of potential bidders for the Company. In addition to the companies previously contacted by Mr. Stoffel on behalf of the Company, DLJ suggested that the Company consider contacting a major information technology provider about any interest it might have in acquiring the Company. Mr. Stoffel contacted the company identified by DLJ, and following an initial expression of interest, provided it with nonpublic information concerning the Company. The company identified by DLJ has not responded to further contacts from the Company.



    In a meeting with the Company's Board on July 8, 1998, representatives of DLJ stated that DLJ was proceeding with its work in connection with the preparation of the opinion requested by the Company's Board of Directors.
Furthermore, representatives of DLJ indicated on a preliminary basis that, if DLJ were formally engaged by the Company and assuming that the consideration to be received by the stockholders of the Company in a business combination with ACS would be $21.00 per share in cash, DLJ expected to be in a position to render an opinion that such consideration was fair to the stockholders of the Company from a financial point of view, subject to (i) satisfactory completion by DLJ of its financial and business due diligence review, (ii) review and consideration by DLJ of the structure and terms of the transaction as set forth in a merger agreement or other definitive agreements between the Company and ACS and (iii) completion of DLJ's internal committee procedures, including approval of the opinion to be rendered by DLJ by its fairness opinion committee. At the time DLJ gave such preliminary indication to the Company's Board of Directors, the Company had not yet received from ACS a draft of the merger agreement or any other definitive agreements and, accordingly, DLJ had not been provided with any information regarding the structure or terms of the transaction other than the proposed $21.00 per share price. Following this meeting with the Company's
Board, however, as previously disclosed in Item 4(a) of Schedule 14D-9, ACS informed the Company that it was not interested in pursuing a transaction with the Company. As a result of the termination of discussions with ACS, the Board did not formally engage DLJ in July of 1998. Mr. Stoffel ultimately contacted
DLJ again in October 1998 to discuss engaging DLJ to render an opinion regarding the fairness, from a financial point of view, of the consideration to be received by holders of the Shares in a business combination between ACS and the Company. The Company's Board of Directors authorized the engagement of DLJ for this purpose and DLJ was formally engaged on October 15, 1998.


    Item 4(b) is hereby amended and supplemented by the addition of the following:

    Following the death of Mr. Esping, certain significant stockholders of the Company, including Kathryn Ayers Esping, Mr. Esping's widow and the Independent
Executor of his estate, indicated to members of the Board of Directors, including Mr. Stoffel and Mr. Masterson, that as a result of Mr. Esping's death, they were interested in liquefying their respective investments in the Company.
Although none of these stockholders proposed a specific transaction to the Company or the Board, in reviewing the Offer and the Merger, the Board discussed its understanding that Mrs. Esping and other stockholders of the Company were interested in obtaining liquidity for their investments in the Company. In addition, the Board also considered the fact that as a result of Mr. Esping's death, the Company had lost its Chief Executive Officer and that it would be necessary, if the Company were to continue as an independent business, to locate a suitable replacement for Mr. Esping. The interest of certain of the Company's stockholders in obtaining liquidity for their investment in the Company and the need to replace Mr. Esping as chief executive officer of the Company, if the Company were to remain independent, were factors considered by the Board in reaching its decision to approve the Offer and the Merger Agreement.

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ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 is hereby amended and supplemented by the addition of the following:


    STOCKHOLDER LITIGATION.  As previously disclosed in Item 8 of Schedule
14D-9, a putative class action entitled Matador Capital Management Corporation, Everglades Partners, L.P., Everglades Offshore Fund, Ltd. and Contrarian
Opportunities Fund, L.P. v. BRC Holdings, Inc., ACS Acquisition Corporation,
Affiliated Computer Services, Inc., Paul T. Stoffel, L. D. Brinkman, Robert D.
Masterson and David H. Monnich, C.A. 16758-NC was filed on October 30, 1998, in the Court of Chancery of the State of Delaware against the Company, its directors and the Purchaser and ACS by Matador Capital Management and related companies ("Matador") seeking, among other things, to enjoin the Offer and the Merger. A hearing on Matador's motion for an order preliminarily enjoining the Offer and the Merger was held on November 20, 1998. On November 25, 1998 the
Court of Chancery issued an opinion and a related order (the "Opinion") denying
Matador's motion for a preliminary injunction except insofar as it sought to require the disclosure and dissemination of certain additional information outlined in the Opinion to the Company's stockholders. On December 2, 1998, the Court of Chancery entered a further order (the "Order") approving the contents of this amendment and supplement to the Company's Schedule 14D-9 and permitting the Offer to be consummated on December 14, 1998, following dissemination of this Amendment No. 4 to the Company's Schedule 14D-9 to the Company's stockholders. The Opinion and the Order are attached as Exhibits 19 and 24, respectively, to this Amendment No. 4 to the Company's Schedule 14D-9 and are incorporated herein by reference.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended and supplemented as follows:

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Exhibit 1   Agreement and Plan of Merger, dated October 18, 1998, among ACS, the Company and Purchaser.(2)(4)

Exhibit 2 Transitional Compensation Agreement, dated October 9, 1998, between the Company and Jerrold L. Morrison.(2)(4)

Exhibit 3 Transitional Compensation Agreement, dated October 9, 19981, between the Company and Harvey Braswell.(2)(4)

Exhibit 4 Transitional Compensation Agreement, dated October 9, 1998, between the Company and Thomas E. Kiraly.(2)(4)

Exhibit 5 Transitional Compensation Agreement, dated October 9, 1998, between the Company and Bernard J. Owens.(2)(4)

Exhibit 6   Agreement, dated October 18, 1998, between the Company and Paul
            T. Stoffel.(2)(4)

Exhibit 7   Stock Tender Agreement, dated October 19, 1998, by and between
            ACS, Purchaser and each of Paul T Stoffel, individually, and Kathryn Ayres Esping, individually and as Independent Executor of the Estate of PE. Esping and as Director of the Esping Family
            Foundation.(2)(4)

Exhibit 8 Letter, dated October 23, 1998, to the stockholders of the Company from the Chief Operating Officer of the Company.(l)(4)

Exhibit 9   Opinion of Donaldson Lufkin & Jenrette, dated October 18,
            1998.(l)(4)

Exhibit 10  Press Release by the Company, dated October 19, 1998.(2)(4)

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Exhibit 11  Complaint--Matador Capital Management Corporation, Everglades
            Partners, L.P., Everglades Offshore Fund, Ltd. and Contrarian
            Opportunities Fund, L.P. v. BRC Holdings, Inc., ACS Acquisition
            Corporation, Affiliated Computer Services, Inc., Paul T Stoffel,
            L. D. Brinkman, Robert E. Masterson and David H. Monnich, C.A.
            No. 16758-NC (Del. Ch., filed October 30, 1998).(2)(4)

Exhibit 12  Press Release by the Company, dated November 2, 1998.(2)(4)

Exhibit 13  Press Release by ACS, dated November 16, 1998.(2)(4)

Exhibit 14  Letter dated November 16, 1998 from ACS and Purchaser to the
            Company.(2)(4)

Exhibit 15 Letter dated November 16, 1998, to the stockholders of the Company from the Chairman of the Board of the Company.(1)(5)

Exhibit 16  Press Release by the Company, dated November 17, 1998.(2)(5)

Exhibit 17  Press Release by ACS, dated November 25, 1998.(2)(5)

Exhibit 18  Press Release by the Company, dated November 25, 1998.(2)(5)

Exhibit 19  Opinion, dated November 25, 1998, In the Court of Chancery of the
            State of Delaware in and for New Castle County.(2)(5)

Exhibit 20  Letter dated November 30, 1998 from ACS and Purchaser to the
            Company.(2)(5)

Exhibit 21 Letter dated December 2, 1998, to the stockholders of the Company from the Chairman of the Board of the Company.(1)(5)

Exhibit 22  Press Release by ACS, dated December 1, 1998.(2)(5)

Exhibit 23  Press Release by ACS, dated December 1, 1998.(2)(5)

Exhibit 24  Order, dated December 2, 1998, In the Court of Chancery of the
            State of Delaware in and for New Castle County.(2)(5)


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(1) These documents were included in the materials mailed to stockholders pursuant to the Offer.

(2) These documents were filed with the Securities and Exchange Commission as exhibits to this Statement, but were not included in the mailing to stockholders. Such documents and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission (the "Commission") at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Such material may also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

(3) Schedules to this Agreement have been omitted but description of such schedules may be found in the Agreement where referred to. The Company hereby undertakes to provide copies of such omitted schedules to the staff of the Commission upon request.

(4) Previously filed.

(5) Filed herewith.

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                                   SIGNATURE

    AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

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                                BRC HOLDINGS, INC.

                                By:             /s/ THOMAS E. KIRALY
                                     -----------------------------------------
                                                  Thomas E. Kiraly
                                              CHIEF FINANCIAL OFFICER


Date: December 2, 1998


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